          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549

                     Schedule 13D

       Under the Securities Exchange Act of 1934
                   Amendment No. 14

                    SOUTHDOWN, INC.
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                       84-129710
                    (CUSIP Number)


                   George A. Pavlov
          Richard C. Blum & Associates, Inc.
             909 Montgomery St., Suite 400
                San Francisco, CA 94133
                    (415) 434-1111
        (Name, Address and telephone Number of
       Persons Authorized to Receive Notices and
                    Communications)


                   January 27, 1994
             (Date of Event which Requires
               Filing of this Statement)

    CUSIP No. 84-129710                         13D

    1.   NAME OF REPORTING PERSON
         Richard C. Blum & Associates, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         IRS I.D. #94-2967812


    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                           (a)  [   ]
                                                                                    (b)  [   ]

    3.   SEC USE ONLY


    4.   SOURCE OF FUNDS                                                                   N/A


    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)                                        [   ]

    6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                       California


                   7.   SOLE VOTING POWER                                Common Stock 739,100*


       NUMBER OF   8.   SHARED VOTING POWERSHARES
      BENEFICIALLY
     OWNED BY EACH 9.   SOLE DISPOSITIVE POWER                           Common Stock 739,100*
       REPORTING
      PERSON WITH
                   10.  SHARED DISPOSITIVE POWER

    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                                Common Stock 739,100*

    12.  CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                             [   ]


    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                                      4.3%

    14.  TYPE OF REPORTING PERSON                                                           IA



    *As investment adviser with discretion over the account of The Carpenters Pension Trust for Southern California. The amount reported includes 158,000 shares that could be acquired upon conversion of 63,200 shares of Series B Convertible Exchangeable Preferred
    Stock. The amount reported does not include options to acquire up to 2,500 shares of Common Stock issued to Ronald N. Tutor, a Co-
    Chairman of the Trust who has been a director of the Issuer since July 1992, because it is not clear whether such options could be issued or transferred to the Trust under the terms of the Issuer's option plan. Mr. Tutor is holding such options for the benefit of the Trust, which would ultimately be the beneficiary of any profits earned on such options under ERISA.

          CUSIP No. 84-12971013D

     1.   NAME OF REPORTING PERSON
          Carpenters Pension Trust for Southern California

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IRS I.D. #95-6042875

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)  [   ]
                                                                                   (b)  [   ]


     3.   SEC USE ONLY


     4.   SOURCE OF FUNDS                                                                  WC

     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)                                      [   ]


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                     California


                    7.   SOLE VOTING POWER

       NUMBER OF    8.   SHARED VOTING POWER                             Common Stock 739,100*
         SHARES
      BENEFICIALLY
     OWNED BY EACH  9.   SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH
                    10.  SHARED DISPOSITIVE POWER                        Common Stock 739,100*


     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                               Common Stock 739,100*

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                [   ]


     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                                                    4.3%


     14.  TYPE OF REPORTING PERSON                                       EP


    *Carpenter's Pension Trust possesses economic beneficial ownership. Full discretion, voting and acquisition and disposition authority has been granted to its investment adviser, Richard C. Blum & Associates, Inc.
    but the Trust has the power to terminate the advisory agreement. Shares include 158,000 shares that could be acquired upon conversion of its shares of Series B Convertible
    Preferred Stock. The amount reported does not include options to acquire up to 2,500 shares of Common Stock issued to Ronald N.
    Tutor, a Co-Chairman of the Trust who has been a director of the Issuer since July
    1992, because it is not clear whether such options could be issued or transferred to the Trust under the terms of the Issuer's option plan. Mr. Tutor is holding such options for the benefit of the Trust, which would ultimately be the beneficiary of any profits earned on such options under ERISA.

    Item 1.  Security and Issuer

    No change.


    Item 2.  Identity and Background

    No change.


    Item 3.  Source and Amount of Funds or Other
             Consideration

    No change.


    Item 4.  Purpose of Transaction

    No change.


    Item 5.  Interest in Securities of the Issuer

    (a) & (b)  Based on the 17,045,809 shares of
    Common Stock reported by the Issuer as being issued and outstanding, the foregoing holdings represent 4.3% of the total.

    (c)  On January 27, 1994 pursuant to the
    Purchase Agreement and Pricing Agreement attached to Amendment 13 to this Schedule 13D as Exhibit 4.5 ("Purchase Agreement"), the
    Reporting Persons transferred 1,782,500
    shares of common stock (representing the 1,550,000 initial shares plus the 232,500 shares to cover over-allotments) by book entry transfer at $25.635 per share to the several underwriters listed in Schedule A to the aforesaid agreements (the
    "Underwriters").

    (d) not applicable.


    (e) On January 27, 1994, the Reporting
    Persons ceased to be the beneficial owner of more than five percent of Southdown common stock.


    Item 6.  Contracts, Arrangements,
             Understandings or Relationships With Respect to Securities of the Issuer


    On January 25, 1994, the Underwriters
    provided written notice to the Reporting
    Persons of the Underwriters' election to exercise the option, pursuant to Section 2 of the Purchase Agreement, to purchase 232,500 shares of common stock to cover over-allotments. This written notice is attached to this Amendment 14 to Schedule 13D as
    Exhibit 6.1.


    Item 7.  Material to be Filed as Exhibits

    Exhibit 6.1   Letter dated January 25, 1994
                  from the Underwriters to the Reporting
                  Persons.

    Signature

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

    DATED: January 28, 1994

    CARPENTERS PENSION TRUST OF SOUTHERN
    CALIFORNIA

    By:  Richard C. Blum & Associates, Inc.,
         Investment Adviser

       By:   /s/ N. COLIN LIND
             N. Colin Lind
             Managing Director



    RICHARD C. BLUM & ASSOCIATES, INC.

    By:   /s/ N. COLIN LIND
         N. Colin Lind
         Managing Director